United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale informs on the Pará State Court’s decision about the Sossego Mine

Rio de Janeiro, April 15th, 2024 – Vale S.A. ("Vale" or "Company”) informs that it has become aware of a decision by the Pará State Court (“TJPA”) which suspended the injunction that had authorized the Sossego Mine operation. In February 2024, the Pará State Environment Secretariat ("SEMAS") had suspended the mine's operating license, alleging non-compliance with environmental requirements. Following SEMAS' decision, Vale filed for an injunction and Canaã dos Carajás’s lower court reinstated on February 24, 2024, the operating license’s force and validity.

On March 1st, the State filed an appeal with the Pará State Court seeking to suspend the lower court's decision and, therefore, the operating license. The company has not yet received a formal notification of the Court decision on that appeal.

Vale will adopt the appropriate legal measures seeking to reverse the decision and reestablish operations, reflecting its compliance with all obligations and faith in the Brazilian justice system.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 15, 2024		Director of Investor Relations